FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Davis Gary		2. Issuer Name and Ticker or Trading Symbol National Health & Safety Corporation Symbol "NHLT"

6. Relationship of Reporting Person to Issuer

(Check all applicable)

X Director 10% Owner

___ X ___ Officer ______ Other (specify below)

(give title below)

_______President__________________________________

(Last) (First) (Middle) 3811 Bee Cave Road, Suite 210		3. IRS or Social Security Number of Reporting Person (Voluntary)		4. Statement for Month/Year June 2001			7. Individual or Joint/Group Filing (Check applicable line) X Form filed by One Reporting Person _____ Form filed by More than One Reporting Person
(Street) Austin, Texas 78746				5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month Day, Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	June 12, 2001	S		115,000	D	$0.0285		I	Personal Corporation
Common Stock	June 19, 2001	S		52,500	D	$0.029		I	Personal Corporation
Common Stock	June 26, 2001	A		1,250,000	A			I	Personal Corporation
Common Stock	June 28, 2001	S		500,000	D	$0.025	1,832,500	I	Personal Corporation
Common Stock							15,000,000	I	Partnership
Common Stock							8,399,982	D

*If the Form is filed by more than one Reporting Person see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

FORM 4

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Ex- piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur-ity (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of De- rivative Secu- rity: Direct (D) or Indi- rect (I) (Instr. 4)	11. Na- ture of In- direct Bene- ficial Own- ership (Instr. 4)
							Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)

**Listed only for purpose of listing amount of securities owned at end of month (Column 5). No transactions are reported as to securities held by this beneficial owner.

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure. __/s/ Gary Davis ________________________ _7-3-2001_______

**Signature of Reporting Person Date